Exhibit 99.1





The statements in this document that refer to plans and expectations for the fourth quarter, the year and the future are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect ExpressJet's actual results, and variances from ExpressJet's current expectations regarding such factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known factors that could significantly impact results include, but are not limited to, the company's dependence on its capacity purchase agreement with Continental; the company's dependence on Continental's financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; the company's high leverage; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its 2003 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.



- The world's largest regional airline offering up to 1,100 departures daily to 146 destinations in USA, Mexico, Canada and the Caribbean

  - Represent 26% of industry revenues as of 2Q 2004



Current Cities
Hub Locations
HOUSTON
CLEVELAND
NEWARK


	1996	1997	1998	1999	2000	2001	2002	2003	2004E
Props	99	98	92	85	70	33	-	-	-
Regional Jets	2	18	35	62	96	137	188	224	245
Total Fleet	**101**	**116**	**127**	**147**	**166**	**170**	**188**	**224**	**245**
ASMs (in millions)	1,751	2,113	2,641	3,431	4,735	5,437	6,219	8,425	10,400
Growth		20.7%	25.0%	29.9%	38.0%	14.8%	14.4%	35.5%	23.4%
Controllable Completion Factor	97.4%	97.7%	97.9%	98.1%	97.7%	99.1%	99.9%	99.8%	99.9%

3



ExpressJet Operation

	2001	2002	2003	2004E
Cities Served	104	110	130	149
Departures per Day	865	863	969	1,108
Enplanements (in millions)	8.3	9.2	11.4	13.7
Major Maintenance Bases	6	6	7	7
Major Checks	57	38	84	113
Minor Maintenance Bases	6	8	8	10
Line Checks	1,086	908	1,092	1,384
Employees Trained In-house				
Pilots				
Classroom Training	33%	98%	100%	100%
Simulator	28%	80%	84%	65%
Mechanics	88%	77%	80%	80%
Flight Attendants	100%	100%	100%	100%
Airport Service Agents	100%	100%	100%	100%
Dispatchers	100%	100%	100%	100%



Capacity Purchase Agreement

- Ten-year agreement with Continental Airlines – extends through 2010
  - Four five-year extensions through 2030 at Continental's option
  - Annual rate resetting process

- Covers 274 regional jet aircraft
  - Continental has right to add 100 option aircraft

- Exclusive provider of regional jets in Continental's hubs through 2006

- Substantially complete with 2005 rate resetting process
  - Fixed fee agreement with fuel price cap
  - Operating margin cap of 10%
  - Labor cost included in margin cap
  - Controllable completion factor benchmark beyond 2005 – 99.5%



Labor Agreements

Employee Group	Number of Full-Time Equivalent Employees	Representing Union	Contract Status
Pilots	2,100	Air Line Pilots Association	Tentative Agreement
Mechanics	1,000	International Brotherhood of Teamsters	Amendable August 2009
Flight Attendants	1,000	International Association of Machinists and Aerospace Workers	Amendable December 2004
Dispatchers	70	Transport Workers Union of America	Amendable July 2009



ExpressJet

2003 Operating Results

($ in millions, except per share data)	Year-Ended 12/31/2003	H/(L) than Year-Ended 12/31/2002	% H/(L) than 2002
Operating Revenue	$1,311.4	$222.3	20.4%
Operating Expenses	1,129.5	188.1	20.0%
Operating Income	181.9	34.2	23.1%
Non-operating Expense, net	6.7	(2.4)	(26.2)%
Pre-tax Income	175.2	36.6	26.4%
Taxes, Dividends and Other	67.0	12.7	23.4%
Net Income to Common Stockholders	$108.2	$23.9	28.4%
Basic and Diluted EPS	$1.80	$0.42	30.4%



3Q 2004 Operating Results

($ in millions, except per share data)	Third Quarter 9/30/2004	H/(L) than Quarter-Ended 9/30/2003	% H/(L) than 2003
Operating Revenue	$385.6	$42.0	12.2%
Operating Expenses	334.0	37.4	12.6%
Operating Income	51.6	4.6	9.9%
Non-operating Expense, net	(1.9)	0.0	0.6%
Pre-tax Income	49.7	4.6	10.3%
Taxes	19.0	1.7	9.7%
Net Income to Common Stockholders	$30.7	$2.9	10.6%
Basic and Diluted EPS	$0.57	$0.09	18.8%



Capitalization ($ in millions)

● Demonstrated ability to generate strong cash flows since IPO in April 2002

	2Q 2002	2Q 2004*	H/(L)
Cash and cash equivalents	$ 131	$ 186	$ 55
Debt, including current portion:			
4.25% Convertible Notes due 2023	-	137	137
Note payable to Continental	396	99	(203)
Long-term debt	5	21	16
Capital leases	7	3	(3)
Total debt, including current portion	408	260	(147)
Stockholders' equity (deficit)	(28)	80	108
Total Capitalization	**$ 510**	**$ 526**	**$ 16**

*Includes $6.3 million in restricted cash



Scheduled Year-End Debt Balances ($ in millions)



Company Strategies

- Maintain top-tier customer service and reliability performance

- Maximize stockholders' value through continued focus on operating cost and improved reliability through:

  - employment of cost-effective technologies and automation
  - development of industry-leading operational practices

- Continue focus on building a strong balance sheet